Exhibit (a)(1)(xv)

Frequently Asked Questions (FAQs) #2

The answers below respond to questions we have received about the exchange. Where appropriate, we have included references to the relevant sections of the offer document where you can find a more complete description of these topics. For ease of reference, we begin with Question 33 as the questions in the “Summary of Terms” in the offer document and the corresponding FAQs dated July 6, 2005 end with question 32. When we refer to other questions, we are referring to those questions.

You should read the offer document and the election form carefully and in their entirety as they contain information important to your decision as to whether to participate in the exchange offer.

Question 33.	Am I eligible to participate in the exchange?

You are eligible to participate in the exchange if you are an “eligible employee” and if you hold “eligible options,” each as described in Questions 5 and 6 and in Section 2 of the offer document. Generally, if you hold options with exercise prices at $9 or above, you are eligible to participate in the exchange.

We sent all eligible employees an email on July 6, 2005. If you did not receive an email on July 6, 2005 announcing the exchange, you are most likely not eligible to participate because you do not hold eligible options. If you have confirmed that you hold eligible options, as described in Question 31, and did not receive an email from us on July 6, 2005, you should contact us at stockoptions@ptc.com.

Question 34.	May I exchange options I have exercised?

No. If you exercised your options, they are no longer outstanding and may not be tendered for exchange. Accordingly, if you hold eligible options and we sent you an election form reflecting your eligible options, options you have exercised will not be reflected in the list of eligible options you may tender for exchange. You can determine how many options you hold and the number you have exercised by accessing your E*Trade account as described in Question 31.

Question 35.	If I am not paid in U.S. dollars, what is the foreign exchange rate that will be used to convert the cash payment amount from U.S. dollars into the currency in which I am paid?

We will use the applicable foreign exchange rate as of the offer expiration date as posted by the Wall Street Journal. Accordingly, the applicable foreign exchange rate will not be determined until after the offer expiration time. We will post the rate we will use for each currency when it is determined.

Question 36.	For U.S. employees, will the cash payment be deposited directly to my bank account?

Employees located in the U.S. who elect to participate in the exchange and whose options are accepted for exchange will receive the cash payment in the same manner as they receive their bi-weekly pay checks. If an employee uses the direct deposit program, then the cash payment for the exchange will be directly deposited into that bank account.

Question 37.	Am I required to pay any money to PTC in this exchange offer?

No. PTC is offering a cash payment to eligible employees in exchange for their eligible options. If you decide to tender your eligible options in the exchange offer, you will be offering your eligible options to PTC for acceptance for exchange. When those options are accepted by PTC, they will be cancelled and you will have no further rights to them or the stock underlying them. In exchange for those accepted options, PTC will pay you the cash payment amount attributable to those accepted options. The cash amount PTC will pay to you will be reduced by any applicable tax withholding and social insurance contribution amounts. See Question 9 and Section 3 of the offer document.

Question 38.	If PTC implements the reverse split described in the 2005 Proxy Statement and approved by the stockholders, how will my options be affected?

Our Board of Directors has not yet decided whether to proceed with the 2-for-5 reverse split discussed in the 2005 Proxy Statement. We expect that if our board of directors decides to proceed with the reverse split, the reverse split would not be implemented until after the exchange offer is completed.

If we were to implement the 2-for-5 reverse split, the aggregate number of our outstanding shares would be decreased using the 2-for-5 ratio and the market price of our common stock would initially be increased using the 2-for-5 ratio. In addition, the number of shares for which your outstanding options were then exercisable would be decreased using the same ratio and the exercise price at which your outstanding options were then exercisable would be increased using the same ratio.

You can determine the effect a 2-for-5 reverse split would have on your options as follows:

(1) to determine the number of shares for which your options would become exercisable, divide the number of pre-split shares for which your option is exercisable by 2.5, and

(2) to determine the post-split exercise price at which you would you be able to exercise your options, multiply the pre-split exercise price by 2.5.

For example, suppose you held options to purchase 100 shares of PTC common stock at an exercise price of $10 per share and PTC implemented the 2-for-5 reverse split, after the reverse split your options would be automatically adjusted and would then be exercisable for 40 shares at an exercise price of $25 per share.

Question 39.	I tendered my eligible stock options and received a confirmation email from stockoptions@ptc.com. Do I need to sign and return my election form? Is there anything else that I need to do?

If you received your election form electronically and you tendered your eligible stock options, you should have received a confirmation email from stockoptions@ptc.com. There is no written signature required or additional form to complete if you tendered your options electronically.

If you received your election form in paper form and you elect to tender your eligible stock options, you must complete, sign and return your “Election to Tender Options for Exchange” form. Refer to Appendix B, Procedures for Tendering and Withdrawing Options Using Paper Forms, of the offer document for detailed instructions. If we sent the offer document and election form to you electronically as well, you may tender your eligible options electronically as described in Section 4 of the offer document.

Upon the terms and conditions described in the offer document and your election form, we expect to accept your options for exchange, if properly tendered, promptly after the offer expires on August 3, 2005.

After we accept your options for exchange, we will:

•	Send you an email confirming that your options have been accepted for exchange;

•	Cancel the options you have tendered for exchange and update your E*Trade account to reflect the cancelled options; and

•	Pay you an amount equal to the aggregate cash payments for the options we accepted for exchange, less applicable withholding amounts. We expect to make payments to U.S. employees on Friday, August 19, 2005. We expect to make payments for employees outside the U.S. in the regularly scheduled August payroll.

If you wish to withdraw your options from the exchange, you must withdraw them in accordance with the procedures set forth in Section 5 of the offer document before the offer expires.

Question 40.	For employees subject to U.S. taxation, will capital gains rates apply to the cash payment paid in exchange for eligible options?

No. As described in Section 11 of the offer document, the cash payment paid in exchange for eligible options will be taxed as ordinary compensation income. Capital gains treatment does not apply because eligible employees who elect to participate in the exchange will exchange eligible options, not shares of common stock, for a cash payment.

Question 41.	Will U.S. employees receive any kind of tax statement from PTC indicating this payment was made and the applicable taxes were deducted?

The pay statement from ADP accompanying the cash payment on August 19 will reflect both the amount of the cash payment and the amount of taxes withheld. In addition, because the cash payment paid in exchange for eligible options will be taxed as ordinary compensation income, the Form W-2 we provide at the end of the year will reflect the amount of the cash payment and the taxes deducted in the aggregate amounts.